SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02016071

FORM 6-K

P.E. 2/1/02

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2002

LANOPTICS LTD.

(Translation of registrant's name into English)

LanOptics Building
3 Hatamar Street
P.O.B. 527
Yokneam 20692
ISRAEL

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F..☑... Form 40-F.....

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ..... No .☑....

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________]

Exhibit Index on Page 4.

Contents

Attached hereto and incorporated by reference is the registrant's press release, dated February 20, 2002.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LANOPTICS LTD.

By: /s/ Dror Israel
Dror Israel
CFO and Corporate Secretary

Dated: February 20, 2002

Exhibit Index

LANOPTICS

LANOPTICS BUILDING
3 HATAMAR STREET, P.O.B 527, YOKNEAM 20692, ISRAEL
PHONE: (972) 4-9596666 FAX: (972) 4-959 4166
http://www.lanoptics.com E.Mail: dror@lanoptics.co.il

Exhibit 99.1

Contact:
Dror Israel
Director of Finance
LanOptics Ltd. Israel
++972-4-959 6666
E.Mail: dror@lanoptics.co.il

FOR IMMEDIATE RELEASE

LANOPTICS ANNOUNCES 2001 FOURTH QUARTER AND YEAR END RESULTS

Yokneam, Israel, February 20, 2002 -- LanOptics Ltd. (NASDAQ: LNOP), a provider of network processors, today announced results for the fourth quarter and year ended December 31, 2001.

Revenues from continuing operations totaled US$ 183,000 versus US$ 711,000 in the fourth quarter of 2000. Operating loss amounted to US$ 2,373,000, net of a one time reversal of a previously recorded restructuring expense to the extent of US$ 346,000, versus US$ 1,856,000 in the fourth quarter of 2000. Net income from continuing operations for the quarter was US$ 189,000 – income of US$ 0.03 per share, compared to a net loss from continuing operations of US$ 337,000 or US $0.05 per share for the same period last year. Total net income, including discontinued operations, for the quarter was US$ 410,000 – income of US$ 0.06 per share, compared to a total net loss of US$ 3,081,000 or US $0.42 per share for the same period last year.

For the twelve months ended December 31, 2001, LanOptics reported revenues from continuing operations of US $1,449,000, compared with US $3,227,000 for the same period last year. Operating loss for the twelve months amounted to US$ 9,216,000, net of a one time reversal of a previously recorded restructuring expense to the extent of US$ 346,000, versus US$ 4,536,000 in the same period last year. Net income from continuing operations for the twelve months was US$ 129,000 – income of US$ 0.02 per share, compared to a net loss from continuing operations of US$ 348,000 or US $0.05 per share for the same period last year. Total net income, including discontinued operations, for the twelve months was US$ 350,000 – income of US$ 0.05 per share, compared to a total net loss of US$ 6,600,000 or US $0.97 per share for the same period last year.

The consolidated financial statements of LanOptics conform with accounting principles generally accepted in Israel (Israeli GAAP), which differ in certain material respects from those followed in the United States (US GAAP). The main differences relate to the accounting for Preferred Shares of a subsidiary and gains from issuance of subsidiary's Ordinary Shares to a third party. As a result, losses for the year ended December 31, 2001, and deficiency in shareholders' equity as of that date in accordance with US GAAP were $7,451,000 and $4,242,000 respectively, as compared with net income and shareholders' equity in accordance with Israeli GAAP, of $350,000 and $5,522,000 respectively.

LanOptics is now focused on EZchip Technologies, a fabless semiconductor company providing 10/40 Gigabit network processors. EZchip's breakthrough TOPcore® technology delivers 7-layer full-packet processing at wire speed. EZchip's single-chip solutions enable high speed networking equipment, offering advanced services and unprecedented port density.

-- more --

LANOPTICS

LANOPTICS BUILDING
3 HATAMAR STREET, P.O.B 527, YOKNEAM 20692, ISRAEL
PHONE: (972) 4-9596666 FAX: (972) 4-959 4166
http://www.lanoptics.com E.Mail: dror@lanoptics.co.il

EZchip Technologies has recently announced the completion of the design and subsequent tape-out of its NP-1 single chip network processor. Conclusion of this stage marks a major milestone in the delivery of the world's most highly integrated 10-Gigabit/OC-192 network processor. The NP-1 is being manufactured by IBM through its SA-27E 0.18-micron ASIC (application specific integrated circuit) technology. First silicon sample chips are expected in March 2002 for testing at EZchip and EZchip's early customers.

For more information on EZchip, visit the web site at http://www.ezchip.com.

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This release contains forward looking statements that are subject to risks and uncertainties, including, but not limited to, the impact of competitive products, product demand and market acceptance risks, reliance on key strategic alliances, fluctuations in operating results, delays in development of highly-complex products and other risks detailed from time to time in LNOP filings with the Securities and Exchange Commission. These risks could cause the Company's actual results for 2001 and beyond to differ materially from those expressed in any forward looking statements made by, or on behalf of LNOP.

-- Tables to Follow --

LANOPTICS
LANOPTICS BUILDING
3 HATAMAR STREET, P.O.B 527, YOKNEAM 20692, ISRAEL
PHONE: (972) 4-9596666 FAX: (972) 4-959 4166
http://www.lanoptics.com E.Mail: dror@lanoptics.co.il

LanOptics Ltd.

Consolidated Statement of Income
(U.S. Dollars in thousands)

	Three Months Ended December 31 (Audited)		Twelve Months Ended December 31 (Audited)	
	2001	**2000**	**2001**	**2000**
Sales	183	711	1,449	3,227
Cost of Sales	119	370	1,049	1,704
Gross Profit	64	341	400	1,523
Research & Development	2,038	1,923	7,434	4,398
Selling, General & Administration, net	745	274	2,528	1,661
Restructuring Income	346	--	346	--
Operating Loss	2,373	1,856	9,216	4,536
Financial Income, net	279	329	1,427	726
Other Income/(Loss)	5	(905)	813	465
Loss Before Minority Share	2,089	2,432	6,976	3,345
Minority Share of Loss from Subsidiaries	2,278	2,095	7,105	2,997
Net Income/(Loss) from Continuing Operations	189	(337)	129	(348)
Income/(Loss) from Discontinued Operation	221	(2,744)	221	(6,252)
Net Income / (Loss)	410	(3,081)	350	(6,600)
Basic and Diluted net Earnings / (Losses) per Share (U.S. Dollars)				
From Continuing Operations	0.03	(0.05)	0.02	(0.05)
From Discontinued Operations	0.03	(0.37)	0.03	(0.92)
Basic and Diluted net Earnings/(Losses) per Share	0.06	(0.42)	0.05	(0.97)
Weighted average number of shares used in computing basic and diluted net loss per share	7,350,027	7,284,652	7,350,027	6,804,043

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LANOPTICS

LANOPTICS BUILDING
3 HATAMAR STREET, P.O.B 527, YOKNEAM 20692, ISRAEL
PHONE: (972) 4-9596666 FAX: (972) 4-959 4166
http://www.lanoptics.com E.Mail: dror@lanoptics.co.il

LanOptics Ltd.
Consolidated Balance Sheet
(U.S. Dollars in thousands)

	December 31, 2001 (Audited)	December 31, 2000 (Audited)
Assets		
Cash & Cash Equivalent	20,471	29,724
Accounts Receivable	26	722
Other Receivables	408	591
Inventory	--	129
Current Assets	20,905	31,166
Severance Pay Fund	709	515
Prepaid Development and Production Costs	1,326	1,869
Equipment, Net	1,281	1,018
Total Assets	24,221	34,568
Liabilities and Shareholders Equity		
Accounts Payable	473	930
Accrued Expenses & Other Payables	1,908	5,353
Current Liabilities	2,381	6,283
Accrued Severance Pay	1,022	727
Minority Interest	--	103
Preferred Shares of A Subsidiary	15,296	22,297
Shareholders' Equity		
Share Capital	56	56
Capital Surplus	24,791	24,777
Retained Earnings	(19,325)	(19,675)
	5,522	5,158
Total Liabilities and Shareholders Equity	24,221	34,568

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